

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

September 29, 2009

Donald W. Pearson
Vice President and Chief Financial Officer
AMCOL International Corporation
2870 Forbs Avenue
Hoffman Estates, IL 60192

> **Re:** **AMCOL International Corporation**
> **Registration Statement on Form S-3**
> **Filed September 9, 2009**
> **File No. 333-161802**

Dear Mr. Pearson:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Calculation of Registration Fee

1. Please revise your fee table and filing to clarify, as necessary, whether this registration statement also covers the securities underlying the convertible debt securities, preferred stock, depositary shares, and warrants.

Description of Depositary Shares, page 12

2. Please revise the first paragraph of this section to remove the suggestion that the prospectus or prospectus supplement will not contain all material information. In this regard, we note your statement that these documents "do not contain all of the information that you may find useful." In addition, we note numerous places in your document that state that the

information is "qualified in their entirety" or "qualified in all respects" by the actual documents. Please revise these statements to clarify that you have provided all material information, upon which investors are entitled to rely.

Description of Stock Purchase Contracts and Stock Purchase Units, page 15

3.   We note that the stock purchase units will consist of a stock purchase contract and either your debt securities or "debt obligations of third parties." Please explain how you plan to comply with the registration requirements of the Securities Act in effecting the distribution of those third-party securities.

Incorporation by Reference, page 20

4.   Please revise this section to specifically incorporate by reference the Forms 8-K and amended Form 10-K filed since the end of your last fiscal year. See Item 12(a)(2) of Form S-3.

Exhibit 5.1

5.   Please obtain and file a revised legal opinion that addresses the following points:

   a. Given that you are incorporated in Delaware, it is not clear why the opinion references the internal laws of the State of Illinois.

   b. You indicate at page 9 that the indenture and each series of debt securities will be governed by the laws of the state of New York. Therefore, the opinion must address whether the debt securities will constitute binding obligations under New York law.

   c. Make clear in each case whether the opinion encompasses the applicable statutory provisions, the rules and regulations underlying the provisions, and applicable judicial and regulatory determinations.

   d. Given your disclosure that you have no authorized shares of preferred stock, it is unclear how the preferred stock has been duly authorized.

   e. Investors are entitled to rely on the legal opinion. As such, please remove the last paragraph.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: via facsimile
       James W. Ashley, Jr.
       Lock Lord Bissell & Liddell LLP
       (312) 896-6873